# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIMINI CAPITAL MANAGEMENT, INC., CIK 0001275477
CUSIP: 090319104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Date of event which requires filing of this statement: 04/21/2025
Filed by CIK 0001307141
Persons authorized to receive notices and communications: Robert B. Lamm, Gunster, 4855 Technology Way, Suite 630, Boca Raton, Florida (FL), 33431, (954) 468-1321

## Reporting persons
- Dwyer Robert J (CIK 0001307141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,359,661; shared voting power 0; sole dispositive power 1,359,661; shared dispositive power 0; aggregate amount beneficially owned 1,359,661 (13.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: BIMINI CAPITAL MANAGEMENT, INC.
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Comment: This Amendment No. 8 to Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the "Common Stock"), of Bimini Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

## Item 2. Identity and Background
Name of person filing: Robert J. Dwyer (the "Reporting Person")
Residence or business address: c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach, Florida 32963
Present principal occupation or employment: The Reporting Person is a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock described in Item 4 below were acquired by the Reporting Person using personal funds. All shares of Common Stock owned by the Reporting Person were acquired using personal funds or were issued as compensation for serving as a director of the Issuer. No shares of Common Stock were acquired by the Reporting Person using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has acquired the shares of Common Stock that are beneficially owned by him for investment purposes. The Reporting Person may acquire additional shares of Common Stock for cash or as director's fees and may otherwise acquire or dispose of shares of Common Stock in the future. Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 1,359,661 shares of Common Stock, which represents approximately 13.6% of the Issuer's outstanding shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of all such shares.
Transactions in the class effected during the past sixty days:
On March 12, 2025, the Reporting Person acquired 400 shares of Common Stock at a price of $0.95 per share.

On March 14, 2025, the Reporting Person acquired 52 shares of Common Stock at a price of $0.95 per share.

On April 21, 2025, the Reporting Person acquired 4,548 shares of Common Stock at a price of $0.95 per share.

During the past 60 days the Reporting Person did not acquire or dispose of any other shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person continues to be a member of the Board of Directors of the Issuer and as such, may receive future director's compensation in the form of shares of Common Stock. There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Dwyer Robert J: /s/ Robert J. Dwyer, Robert J. Dwyer (05/14/2025)